Jeffrey M. Jones

801-415-3000

January 18, 2006

TELECOPIED TO: (202) 942-9544

AND VIA EDGAR

AND VIA FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:

Michele Anderson, Legal Branch Chief

Cheryl Grant

Re:

Fonix Corporation

Amendment No. 2 to Form S-1

Filed December 27, 2005

File No. 333-129092

Amendment No. 2 to Form S-1

Filed December 27, 2005

File No. 333-129236

Preliminary Revised Schedule 14A

Filed December 27, 2005

File No. 0-23862

Dear Ms. Anderson and Ms. Grant:

We refer you to the third letter of the staff of the Commission (the "Staff") dated January 6, 2006 (the  "Third Comment Letter"), with regard to the amendments to the registration statements (the "Registration Statements") and the revised preliminary proxy statement (the "Proxy Statement") referenced above filed by Fonix Corporation, a Delaware corporation ("Fonix" or the "Company"). This letter is directed to you on behalf of the Company and contains its responses to the Staff's comments set forth in the Third Comment Letter.

Please note that the Company has filed a Request for Withdrawal of Registration Statement

File No. 333-129236 on January 17, 2006.  As such, the Company does not intend to file additional pre-effective amendments to that registration statement.

We have provided with the hard copy of this letter two clean copies of the Amendment No. 3 to the first Registration Statement listed above, as well as two redlined copies to show the changes made.

The Company has filed, through its EDGAR agent, the amendment to the Registration Statement contemporaneously with the filing of this letter on EDGAR.

Securities and Exchange Commission

January 18, 2006

Please also note that the Company has made other minor revisions to the registration statement, not directly in response to the Third Comment Letter, which are also reflected in the version filed on EDGAR and in the clean and redlined copies transmitted to the Staff with the paper copy of this letter.

Additionally for your convenience, the Staff's comments from the Third Comment Letter have been restated below and are followed by the Company's responses.

Amendment No. 1 to Form S-1, File Number 333-129092

General

1.

We note your responses to our prior comments two and eleven.  Please further describe in your response letter how Southridge Capital Management has “investment control over Queen’s assets, and clarify to us whether you are suggesting stock held by Queen are [sic] not “assets” covered by the contractual advisory relationship.  As part of your response, tell us whether Southridge Capital Management has the ability to determine which issuers are of interest to Queen as an equity line investor.  We note your statement that “overriding control over investment and voting of shares held by Queen LLC resides with Queen and its corporate director . . . .”  In your response, also tell us whether, by having “overriding control,” Queen and its corporate director, in their discretion, may decline to follow Southridge’s investment instruction.  Provide us with a copy of the contractual advisory agreement between Southridge and Queen.

Response to Comment No. 1

The Company notes at the outset that it is not a party to any contracts between Queen LLC ("Queen") and Southridge Capital Management LLC ("SCM"), nor did the Company have any involvement in the negotiation of or entering into of any such agreements.  The existence or creation of such agreements was not a part of the negotiations relating to the Seventh Equity Line Agreement or any of the prior equity line transactions between the Company and Queen.  The Company has discussed the Staff's comments in the Third Comment Letter with counsel for Queen, and, based on such discussions, the responses in this letter constitute the Company's best understanding of the terms and provisions of such agreements.

The Staff asked how SCM has investment control over Queen's assets.  SCM provides investment advice to Queen pursuant to a sub-advisory contract with Queen's investment manager, Livingstone Asset Management Ltd. ("Livingstone").  SCM has investment control over Queen's assets pursuant to a power-of-attorney granted through the contractual sub-advisory relationship between Livingstone and SCM.  Livingstone, in turn, has been granted a power-of-attorney by Queen over Queen's assets. SCM's power-of-attorney can be revoked by Livingstone at any time under the respective contracts.  The "assets" covered by the sub-advisory agreement include the shares of the Company's common stock held by Queen.

Securities and Exchange Commission

January 18, 2006

The Staff further asked whether SCM has the ability to determine which issuers are of interest to Queen.  As the sub-advisor to Queen, SCM may advise Queen with respect to other issuers.  To date, Fonix is the only issuer for which Queen has provided an equity line agreement.  Further, at this time, no other issuers are contemplated or anticipated by Queen.

Additionally, the Staff asked whether Queen and its corporate director, in their discretion, may decline to follow SCM's investment advice.  Queen, through its investment advisor Livingstone, may decline to follow any investment advice by giving written notice to SCM pursuant to the sub-advisory contract, or by canceling the contract.

As noted in the Company's prior response, Queen entered into the Seventh Equity Line Agreement with the Company, and is contractually bound by its terms.  SCM is not a party to the Seventh Equity Line, and is advising Queen, pursuant to the sub-advisory contract, with respect to Queen's obligations under the Seventh Equity Line.  Queen remains obligated under the Seventh Equity Line irrespective of the presence or absence of the sub-advisory relationship with SCM.

The Staff has asked the Company to provide a copy of the contracts evidencing the power-of-attorney granted to SCM with respect to Queen's assets.  As noted above, the Company, whose filings are under review, is not a party to the agreements.  Counsel for Queen has agreed to allow the Company to provide the Staff with a copy of the investment management and sub-advisory agreements.  Because none of the parties to the agreements is a public company, and because the Company is not a party to the agreements, Queen, SCM, Livingstone and the Company respectfully request that the Staff not make the sub-advisory agreements publicly available.  The agreements are not  material contracts of the Company, and absent the Staff's request, the parties to the agreements would not be required to make them publicly available.  The Company will provide copies of the sub-advisory agreements with the paper copy of this response letter.

2.

Your response to prior comment eleven states that the entities advised by Southridge Capital Management “would disclaim beneficial ownership in the securities held by any other entity” in accordance with Rule 13d-4.  Regardless of such a disclaimer, advise whether or not Queen, Southridge and McCormack may be deemed to beneficially own the securities held by one another pursuant to Rule 13d-3.  For example, specifically address whether one of the entities, either directly or indirectly, has or shares, through the contractual advisory agreement or otherwise, voting or dispositive power of the shares held by the other entities.

Response to Comment No. 2

The Company has discussed the Staff's comment No. 2 with counsel for Queen, and, based on such discussions, the response below constitutes the Company's best understanding of the relationship between the various parties.

As noted in response to the Second Comment Letter, Queen is a limited liability company

Securities and Exchange Commission

January 18, 2006

managed by a corporate director, Navigator Management Ltd.  David Sims is the natural person who is the president of Navigator Management.  As such, Mr. Sims is the natural person with voting and investment control over Queen.  Mr. Sims has final authority on voting and investment decisions regarding shares held by Queen.

Mr. Sims is also the control person of Livingstone Asset Management Ltd., the investment manager to Queen.

Southridge Partners, LP, is a Delaware limited partnership.  SCM is the General Partner of Southridge Partners.  Stephen Hicks is the natural person who is the president of SCM.  As such, Mr. Hicks has voting and investment control over Southridge Partners.

McCormack Avenue Ltd. is a limited company, managed by a corporate director, Discovery Management Limited.  David Sims is the natural person who is the president of Discovery Management Limited.  As such, Mr. Sims is the natural person with voting and investment control over McCormack Avenue.  Mr. Sims has final authority on voting and investment decisions regarding shares held by McCormack Avenue.

There is no direct contractual relationship between Queen, Southridge Partners LP, or McCormack Avenue.

Pursuant to the power-of-attorney granted to SCM under the sub-advisory contract between SCM and Queen's investment manager, Queen and Southridge Partners may be deemed to beneficially own the securities held by the other entity pursuant to Rule 13d-3.  However, as noted in response to the Second Comment Letter, these entities expressly disclaim such beneficial ownership pursuant Rule 13d-4.

In an effort to provide full disclosure regarding the potential aggregation of beneficial ownership, if any, as described above, the Company has added the following risk factor to the Registration Statement:

We may not be able to draw down under the Equity Line Agreement if the Equity Line Investor holds more than 4.999% of our common stock, which could have a material adverse impact on our operations.

Pursuant to the Seventh Equity Line Agreement, in the event that the Equity Line Investor holds more than 4.999% of our then-outstanding common stock, we will be unable to draw down on the Seventh Equity Line Agreement.  The Equity Line Investor has a contractual advisory relationship with the General Partner of Southridge Partners, the holder of our Series J Preferred Stock.  To the extent that Southridge Partners converts shares of our Series J Preferred Stock and receives common stock, the holdings of Southridge Partners may be required to be aggregated with the holdings of the Equity Line Investor under rules and regulations promulgated by the SEC.  Although the Equity Line Investor and Southridge Partners each

Securities and Exchange Commission

January 18, 2006

disclaim beneficial ownership of the shares held by the other entity, if their holdings are aggregated, such aggregation could result in the Equity Line Investor being deemed to hold more shares of our common stock.  To the extent that the Equity Line Investor is deemed to beneficially own 4.999% or more of our common stock, we would be unable to draw on the Seventh Equity Line Agreement until such time as that ownership percentage was reduced.  In that event, if we are unable to obtain additional external funding or generate revenue from operations, we could be forced to curtail or cease our operations.

Item 16 and Exhibit Index

3.

Ensure that your Item 16 disclosure and exhibit index reflect the exhibits required to be filed with this registration statement, such as, among other exhibits, the seventh equity line agreement.  We note your changes to the exhibit index since the initial filing of this registration statement have removed various exhibits.

Response to Comment No. 3

The Company has revised the exhibit index as requested by the Staff.

Amendment No. 1 to Form S-2, File Number 333-129236

4.

To the extent applicable, revise to comply with the comments above.

Response to Comment No. 4

As noted above, the Company has filed a Request for Withdrawal of Registration Statement File No. 333-129236.

Preliminary Revised Schedule 14A

5.

To the extent applicable, revise to comply with the comments above.

Response to Comment No. 5

The Company is unaware of any required revisions to this document based on Comments 1-3 above.

Securities and Exchange Commission

January 18, 2006

Conclusion

Effectiveness of these Registration Statements and approval of the Preliminary Proxy are critical to the Company.  As such, the Company respectfully requests the Staff to review this response letter as quickly as possible, with a view to the Commission allowing the registration statements to go effective as early as January 24, 2006.  The Company will file a formal request for acceleration of effectiveness upon confirmation from the Staff that no further revisions to the registration statement are required.

Please contact the undersigned (801-415-3031) or Park Lloyd of this office (801-415-3056) with any additional questions or comments.

Respectfully,

DURHAM JONES & PINEGAR

/s/ Jeffrey M. Jones, Esq.

Jeffrey M. Jones, Esq.